BY-LAW NO. 2

A BY-LAW RESPECTING THE PROVISION OF AN INDEMNITY TO DIRECTORS AND OFFICERS OF KLONDIKE STAR MINERAL CORPORATION

CONTENTS

BY-LAW NO. 2

A BY-LAW RESPECTING THE PROVISION OF AN INDEMNITY TO DIRECTORS AND OFFICERS OF KLONDIKE STAR MINERAL CORPORATION

It is hereby enacted as a by-law of the Klondike Star Mineral Corporation as follows:

1. INTERPRETATION

In this by-law, unless the context otherwise specifies or requires:

"Board" means the Board of Directors of the Corporation;

"Corporation" means the Klondike Star Mineral Corporation or any constituent corporation as provided for by Title 8, Chapter 1 of the Revised Code of Delaware;

"director(s)" and "officer(s)" means current or future director(s) or officer(s) of the Corporation including the Chair, Secretary, President, Vice-President and such other officers appointed by the board of directors from time to time; and, includes any such person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

2. INDEMNIFICATION

Pursuant to Title 8, Chapter 1, Subchapter IV, Section 145, except for an action by or on behalf of the Corporation to procure a judgment in its favour, Klondike Star Mineral Corporation shall indemnify the current and future directors and officers of the Corporation and their heirs, executors, administrators, successors, assigns and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy judgment, reasonably incurred by him or her in respect of any past, present or future action on the part of any director or officer which results, in part or in whole in any civil, criminal, regulatory, investigative or administrative action, suit or proceeding to which he or she is made a party by reason of having been a director or officer, if

(a) he or she acted honestly and in good faith with a view to the best interests of the Corporation and consistent with the Code of Business Conduct and Ethics, and

(b) in the case of a civil, criminal, regulatory, investigative or administrative action, suit or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

3. MANDATORY ADVANCE

The Corporation shall advance to each director and officer entitled to be indemnified under section 2 or section 3 such amounts as may be necessary to pay his or her costs, charges and expenses as he or she incurs them in connection with the defence of any threatened, pending or completed civil, criminal, regulatory, investigative or administrative action, suit or proceeding to which he or she is made party by reason of having been a director or officer of the Corporation, provided that it shall have the right to review the reasonableness of such costs, charges and expenses and to have all accounts for legal services reviewed pursuant to guidelines for legal professions in the State of Delaware or the appropriate jurisdiction.

4. AGREEMENTS WITH EACH DIRECTOR AND OFFICER

The Corporation is authorized to execute and deliver to each current and future director and officer an indemnity in the form of the schedule attached hereto and shall not deny that any such person who served as a director or officer received and relied upon an executed copy of such agreement.



5. DISCRETION

Nothing in this by-law shall prevent the Corporation, with the approval of the Court of Chancery or other appropriate court, if any, from indemnifying a director or officer against an action by or on behalf of the corporation to procure a judgment in its favour.

6. LIMITATIONS

Notwithstanding the foregoing provisions:

a) except where ordered by a court of competent jurisdiction, the Corporation shall not be required to indemnify any director for costs incurred in any claim, action, suit or complaint against the Corporation;

b) where requested by the Corporation, any director or officer seeking indemnification shall provide such disclosure as to the nature and outcome of the matter in question to the Corporation prior to the Corporation being obliged to indemnify;

c) where indemnification will be sought on the basis of a matter settled without adjudication, the director or officer shall advise the Corporation in advance as to the details of the settlement and the Corporation shall be obligated to indemnify only to the extent that the settlement is reasonable and a financially preferable result is not likely available;

d) where indemnification is sought by two or more directors who have acted in opposition to one another in respect of any matter, the Corporation shall indemnify the successful party and may, but shall not be required to, indemnify the unsuccessful party provided such party acted in good faith, with a view to the best interests of the Corporation and consistent with the Code of Business Conduct and Ethics.

7. INSURANCE

The Corporation may purchase and maintain insurance in such amounts as the Board may from time to time determine for the benefit of any person who is a current or future director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against the same liability under the Delaware Code.

8. INCONSISTENCY OR CONFLICT

If any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

9. AMENDMENT OR MODIFICATION

This by-law may be altered or amended at any time as provided for by the Certificate of Incorporation, but no such amendment shall have the effect of diminishing the rights of any person who is or was an officer or director as to any acts or omissions taken or omitted to be taken prior to the effective date of such amendment.

10. EFFECT OF BY-LAW

The rights conferred by this by-law shall be deemed to be contract rights between the Corporation and each person who is or was a director or officer. The Corporation expressly intends each such person to rely on the rights conferred hereby in performing his or her respective duties on behalf of the Corporation.

ENACTED by the Board of Directors of the Klondike Star Mineral Corporation in accordance with the Certificate of Incorporation on the 10th day of December, 2005.

KLONDIKE STAR
MINERAL CORPORATION

SCHEDULE

DIRECTOR AND OFFICER INDEMNIFICATION AGREEMENT

between

The current and future directors and officers of the
Klondike Star Mineral Corporation, of the first part

and

Klondike Star Mineral Corporation, of the second part

Whereas:

A. The Board of Directors of the Klondike Star Mineral Corporation have made a by-law respecting the provision of an indemnity to directors and officers of the Klondike Star Mineral Corporation, and

B. The Klondike Star Mineral Corporation has been authorized to execute and deliver an agreement in this form to each director and officer.

NOW THEREFORE, in consideration of the service of each director and officer to the Klondike Star Mineral Corporation, the Klondike Star Mineral Corporation hereby agrees as follows:

1. INTERPRETATION

In this Agreement, unless the context otherwise specifies or requires:

"Board" means the Board of Directors of the Corporation;

"By-law" means the By-law respecting the provision of an indemnity to directors and officers of the Klondike Star Mineral Corporation;

"Corporation" means the Klondike Star Mineral Corporation or any constituent corporation as provided for by Title 8, Chapter 1 of the Revised Code of Delaware;

"director(s)" and "officer(s)" means current or future director(s) or officer(s) of the Corporation including the Chair, Secretary, President, Vice-President and such other officers appointed by the board of directors from time to time; and, includes any such person who is or was

serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

2. INDEMNIFICATION

Pursuant to Title 8, Chapter 1, Subchapter IV, Section 145, except for an action by or on behalf of the Corporation to procure a judgment in its favour, Klondike Star Mineral Corporation shall indemnify the current and future directors and officers of the Corporation and their heirs, executors, administrators, successors, assigns and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy judgment, reasonably incurred by him or her in respect of any past, present or future action on the part of any director or officer which results, in part or in whole in any civil, criminal, regulatory, investigative or administrative action, suit or proceeding to which he or she is made a party by reason of having been a director or officer, if

(a) he or she acted honestly and in good faith with a view to the best interests of the Corporation and consistent with the Code of Business Conduct and Ethics, and

(b) in the case of a civil, criminal, regulatory, investigative or administrative action, suit or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

3. MANDATORY ADVANCE

The Corporation shall advance to each director and officer entitled to be indemnified under section 2 or section 3 such amounts as may be necessary to pay his or her costs, charges and expenses as he or she incurs them in connection with the defence of any threatened, pending or completed civil, criminal, regulatory, investigative or administrative action, suit or proceeding to which he or she is made party by reason of having been a director or officer of the Corporation, provided that it shall have the right to review the reasonableness of such costs, charges and expenses and to have all accounts for legal services reviewed pursuant to guidelines for legal professions in the State of Delaware or the appropriate jurisdiction.

4. LIMITATIONS

Notwithstanding the foregoing provisions:

a) except where ordered by a court of competent jurisdiction, the Corporation shall not be required to indemnify any director for costs incurred in any claim, action, suit or complaint against the Corporation;

b) where requested by the Corporation, any director or officer seeking indemnification shall provide such disclosure as to the nature and outcome of the matter in question to the Corporation prior to the Corporation being obliged to indemnify;

c) where indemnification will be sought on the basis of a matter settled without adjudication, the director or officer shall advise the Corporation in advance as to the details of the settlement and the Corporation shall be obligated to indemnify only to the extent that the settlement is reasonable and a financially preferable result is not likely available;

d) where indemnification is sought by two or more directors who have acted in opposition to one another in respect of any matter, the Corporation shall indemnify the successful party and may, but shall not be required to, indemnify the unsuccessful party provided such party acted in good faith, with a view to the best interests of the Corporation and consistent with the Code of Business Conduct and Ethics.

5. INCONSISTENCY OR CONFLICT

If any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of the By-law, the provisions of the By-law shall prevail to the extent necessary to remove the inconsistency or conflict.

6. AMENDMENT OR MODIFICATION

No amendment to the By-law shall have the effect of diminishing the rights of any person who is or was an officer or director as to any acts or omissions taken or omitted to be taken prior to the effective date of such amendment.

7. EFFECT OF BY-LAW

The rights conferred by this Agreement pursuant to the By-law shall be deemed to be contract rights between the Corporation and each person who is or was a director or officer. The Corporation expressly intends each such person to rely on the rights conferred hereby in performing his or her respective duties on behalf of the Corporation.

8. INTERPRETATION

This Agreement shall be deemed to have been made in the State of Delaware and shall be construed in accordance with and governed by the laws of Delaware.

9. BENEFIT

For greater certainty, this Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

10. EFFECTIVE DATE

This Agreement shall be effective between the Corporation and each director or officer on the date he or she first become a director or officer.

Signed, sealed and delivered by Klondike Star Mineral Corporation

(signature)   *(signature)*

Director or Officer   *Assistant Corporate Secretary*

�֎ KLONDIKE STAR
MINERAL CORPORATION